Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 19, 2025, on the financial statements of CompuSystems, Inc., which comprise the balance sheets as of December 31, 2024 and 2023, and the related statement of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements, which appears in the Current Report on Form 8-K of Datavault AI Inc. filed on June 23, 2025. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ BG Advisors CPA LTD.
Naperville, IL

August 27, 2025